UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           Opta Food Ingredients, Inc.
                                (Name of Issuer)

                     Common Stock, Par value $0.01 per Share
                         (Title of Class of Securities)

                                   6838 1N105
                      (CUSIP Number of Class of Securities)

Jeremy N. Kendall                            A copy to:
Chairman & Chief Executive Officer           Dunnington, Bartholow & Miller, LLP
Stake Technology Ltd.                        Attention: Robert T. Lincoln, Esq.
2838 Highway 7                               666 Third Avenue, 27th Street
Norval, Ontario L0P 1K0, Canada              New York, New York 10017

Phone: 905 - 455-1990

________________________________________________________________________________
(Name, Address and Telephone number of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                                December 4, 2002
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13d-1(g), check the following box. |_|

      Note. Schedule filed in paper format shall include a signed original and five copies of the schedule include all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


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

CUSIP No. 68381N105
________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     STAKE ACQUISITION CORP. (I.R.S. Identification # 13-4222698) and
     STAKE TECHNOLOGY LTD.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |_|
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     BK/HC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE and CANADA
________________________________________________________________________________
               7    SOLE VOTING POWER

                    10,063,841
               _________________________________________________________________
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        None
  OWNED BY     _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           10,063,841
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    None
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,063,841
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                    |_|


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 92.4342%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
________________________________________________________________________________

----------
* See Section 10 ("Source and Amount of Funds") of the Offer to Purchase dated November 4, 2002, which is incorporated herein by reference.


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

      This Statement is filed by Stake Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Stake Technology Ltd. a corporation organized under the laws of Canada ("Stake"), and relates to the tender offer by Purchaser to purchase all outstanding Shares (as defined below) of Opta Food Ingredients, Inc., a Delaware corporation, at a price of $2.50 per share of Company Common Stock net to the Seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 4, 2002 (the "Offer to Purchase"), incorporated by reference to Exhibit (a)(1) of the Schedule TO filed by the Purchaser on November 4, 2002 (the "Schedule TO") and in the related Letter of Transmittal, incorporated by reference to Exhibit
(a)(2) of the Schedule TO (which, as amended from time to time, together constitute the "Offer").

Item 1. Security and Issuer

      The name of the issuer is Opta Food Ingredients, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 25 Wiggins Avenue, Bedford, MA 01730. The title of the securities to which this Statement relates is the Issuer's outstanding common stock, par value $0.01 per share (the "Company Common Stock"), all shares of Company Common Stock (the "Shares"). The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background

      (a)-(c) and (f) This Statement is being filed by the Purchaser and Stake. The information set forth in Section 9 ("Certain Information Concerning Purchaser and Stake") and Schedule I (Directors and Executive Officers of the Purchaser and Stake) of the Offer to Purchase is incorporated herein by reference.

      (d)-(e) During the last five years, none of the Purchaser, Stake or, to the best knowledge of the Purchaser and Stake, any executive officer or director of the Purchaser or Stake listed in Schedule I (Directors and Executive Officers of the Purchaser and Stake) (which is incorporated herein by reference) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration

      The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

Item 4. Purpose of Transaction

      (a)-(j) The information set forth in the "Introduction", Section 11 ("Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other


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

Agreement"), Section 7 ("Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

      (a)-(d) The information set forth in the "Introduction", Section 9 ("Certain Information Concerning Purchaser and Stake"), Section 11 and in
Schedule I (Directors and Executive Officers of the Purchaser and Stake) of the Offer to Purchase is incorporated herein by reference.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The information set forth in the "Introduction," Section 11 and Section 7 of the Offer to Purchase is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

(1)   Offer to Purchase, dated as of November 4, 2002.*

(2) Agreement and Plan of Merger, dated as of October 25, 2002 between the Issuer, the Purchaser and Stake.*

----------
* Incorporated by reference to Schedule TO, filed November 4, 2002 by the Purchaser and Stake.


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

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 4, 2002

                                        STAKE ACQUISITION CORP.

                                        By: /s/ Steven R. Bromley
                                           ---------------------------------

                                        Name:  Steven R. Bromley
                                        Title: President


                                        STAKE TECHNOLOGY LTD.

                                        By: /s/ Jeremy N. Kendall
                                           ---------------------------------

                                        Name:  Jeremy N. Kendall
                                        Title: Chairman and Chief Executive
                                               Officer


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